aB 10/15/2015

15027709

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
SEP 08 2015
Washington DC
189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2014 (MM/DD/YY) AND ENDING 06/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Progressive Asset Management, Inc.

OFFICIAL USE ONLY
20633
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1814 Franklin Street, Suite 503
(No. and Street)

Oakland	CA	94612-3400
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Catherine Cartier (800) 786-2998
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report* Independent Registered Public Accounting Firm

Wilson Markle Stuckey Hardesty & Bott, LLP
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite 200	Larkspur	CA	94939-1750
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Tr 10/15

OATH OR AFFIRMATION

I, Catherine Cartier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Progressive Asset Management, Inc., as of June 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President and Chair

Title

SEE ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss). Operations
- ☑ (d) Statement of Changes in Financial Condition. Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) [redacted]
  Review Report on Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the SEC

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Alameda

On Sept 4. 2015 before me, Jeremy Dang, Notary Public,
(Here insert name and title of the officer)

personally appeared Catherine Cartier,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature of Notary Public

(Notary Seal)

JEREMY DANG
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2025847
ALAMEDA COUNTY
My Comm. Exp. June 20, 2017

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Oath of Affirmation
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages ____ Document Date 09/04/2015

(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

(Title)

- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ____

INSTRUCTIONS FOR COMPLETING THIS FORM

Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they~~, is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document

PROGRESSIVE
Asset Management, Inc.™

PROGRESSIVE ASSET MANAGEMENT, INC.

Financial Statements and Supplemental
Information Required by Rule 17a-5 under
the Securities Exchange Act of 1934.

Year Ended June 30, 2015

With Reports of Independent Registered
Public Accounting Firm

TABLE OF CONTENTS

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH
SHIRLEY CHEN-BLUM

Report of Independent Registered Public Accounting Firm

The Board of Directors of **Progressive Asset Management, Inc.**:

We have audited the accompanying statement of financial condition of Progressive Asset Management, Inc. (Company) as of June 30, 2015, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. The financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We have subjected the Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934, as listed in the table of contents (supplemental information), to audit procedures performed in conjunction with the audit of the financial statements. The supplemental information is the responsibility of the management of the Company. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wilson Markle Stuckey Hardesty & Bott, LLP

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, CA
September 2, 2015

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

PROGRESSIVE ASSET MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2015

ASSETS		
Current Assets		
Cash and Cash Equivalents	$	181,403
Investments		703
Prepaid Expenses		26,813
Total Current Assets		208,919
Total Assets	$	208,919
LIABILITIES		
Current Liabilities		
Book Overdraft	$	1,982
Accounts Payable & Accrued Liabilities		7,777
Payroll Liabilities		1,626
Total Current Liabilities		11,385
STOCKHOLDERS' EQUITY		
Preferred Stock, no par value, 1,000,000 shares authorized, zero shares issued and outstanding		-
Common Stock, no par value, 5,000,000 shares authorized, 2,075,263 issued and outstanding		1,285,750
Accumulated Deficit		(1,088,216)
Total Stockholders' Equity		197,534
Total Liabilities and Stockholders' Equity	$	208,919

See accompanying notes.

PROGRESSIVE ASSET MANAGEMENT, INC.
STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2015

REVENUES	
Commissions	$ 268,237
Investment, net	(458)
Total Revenues	267,779
EXPENSES	
Compensation and Benefits	65,107
Business Development	21,537
Computer and Internet	61
Corporate and Shareholder	14,063
Occupancy	10,032
Office	6,895
Outside Labor	3,647
Professional Fees	68,483
Regulatory	13,792
Social Screening and Advocacy	37,667
Travel and Meetings	18,647
Total Expenses	259,931
Income Before Income Taxes	7,848
Taxes on Income	1,600
NET INCOME	$ 6,248

See accompanying notes.

PROGRESSIVE ASSET MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2015

	Common Stock			
	Shares	Amount	Accumulated Deficit	Total Stockholders' Equity
Balance at June 30, 2014	2,075,263	$1,285,750	$ (1,094,464)	$ 191,286
Net Income	-	-	6,248	6,248
Balance at June 30, 2015	2,075,263	$1,285,750	$ (1,088,216)	$ 197,534

See accompanying notes.

PROGRESSIVE ASSET MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2015

OPERATING ACTIVITIES	
Net Income	$ 6,248
Adjustments to Reconcile Net Income	
to Net Cash Provided (Used) by Operations:	
Net Depreciation from Holding of Investments	521
Changes in Current Assets and Liabilities	
Commissions Receivable	2,823
Other Receivable	5,187
Pre-Paid Expenses	(4,915)
Book Overdraft	1,982
Accounts Payable and Accrued Liabilities	(19,866)
Payroll Liabilities	1,626
Net Cash Provided (used) by Operating Activities	(6,394)
Cash and Cash Equivalents, Beginning of Year	187,797
Cash and Cash Equivalents, End of Year	$ 181,403
Supplemental Disclosures of Cash Flow Information	
Cash Paid for Income Taxes	$ 1,600

See accompanying notes.

PROGRESSIVE ASSET MANAGEMENT, INC.
Notes to Financial Statements
June 30, 2015

Note 1 – Summary of significant accounting policies

Basis of presentation
Progressive Asset Management, Inc. (Company), which incorporated in California on July 14, 1987, and operates from its headquarters in Oakland, California, is registered as a broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (SEC) and is regulated by the Financial Industry Regulatory Authority, Inc. (FINRA). The Company works primarily to recruit brokers committed to socially responsible investing into the Progressive Asset Management Group.

In its policies, practices and programs, the Company commits to provide its clients with the highest quality social investment research and to operate as a strong, positive force for social justice and environmental protection.

The Company claims exemption from Rule 15c3-3 of the SEC because it does not carry customer funds or handle customer securities.

Principles of consolidation
The Company is a wholly-owned subsidiary of PAM Holdings, Inc. (Holdings). Amounts and information presented consist solely of the activities and accounts of the Company and do not include the activities and accounts of Holdings. Holdings does not hold any significant assets or liabilities and the Company does not have any significant transactions with Holdings.

Basis of accounting
The management of the Company prepares the accompanying financial statements in accordance with US-GAAP, reflecting the following significant accounting policies.

Cash and cash equivalents
Cash and cash equivalents consist of demand deposits held by a commercial bank and a money market fund held by a registered investment company. All cash and cash equivalents are available to the Company within 90 days of demand. At various times during the year ended June 30, 2015, cash and cash equivalents exceeded Federal Deposit Insurance Corporation and Securities Investor Protection Corporation insurance limits.

Security transactions and commissions
The Company records net commission revenue from Financial West Group (FWG) (Note 4) and on its limited security transactions on a settlement-date basis. Net commission revenue on unsettled transactions at year-end is not material.

PROGRESSIVE ASSET MANAGEMENT, INC.
Notes to Financial Statements
June 30, 2015

Note 1 – Summary of significant accounting policies (continued)

Use of estimates

The preparation of financial statements in conformity with US-GAAP requires the management of the Company to make estimates and assumptions that affect the amounts reported. Although the management of the Company bases the estimates on its knowledge of current events and actions it may undertake in the future, actual results may differ.

Subsequent events

The management of the Company evaluated subsequent events for recognition and disclosure through September 2, 2015, the date that the Company issued these financial statements.

Note 2 – Investments

The Company utilizes various methods to measure the fair value of its investments. US-GAAP establishes a hierarchy that prioritizes inputs to valuation methods. The three levels of inputs are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 – Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing assumptions by the management of the Company about the assumptions a market participant would use in valuing the asset or liability and based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the security. To the extent that the Company bases valuation on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment the management of the Company exercises in determining fair value is greatest for instruments categorized in Level 3.

Note 2 – Investments (continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In addition, inputs for Levels 2 and 3 include Market, Cost and Income. By definition, inputs for Level 1 are always Market. In such cases, for disclosure purposes, the management of the Company determines the level in the fair value hierarchy within which the fair value measurement falls in its entirety based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements
A description of the valuation techniques the Company applied to its investments in securities measured at fair value on a recurring basis follows:

Restricted securities (equity)
The Company measures the fair value of restricted securities issued by publicly traded companies traded on national securities exchanges or reported on the NASDAQ national market based on the last reported sales price on the day of valuation (Market) less a discount (Market), determined by the management of the Company, to reflect the difference between the last reported sales price on the day of valuation of unrestricted securities and the expected selling price on the day of valuation of the restricted securities. The Company measures the fair value of restricted securities issued by nonpublic entities by reference to comparable public entities (Market), fundamental data relating to the issuer (Market) or both. To the extent that the management of the Company determines that the restrictions on restricted securities issued by publicly traded companies traded on national securities exchanges or reported on the NASDAQ national market are not material, and the related discount is not a significant input, such measurement is Level 1 of the fair value hierarchy. If the discount is a significant input, such measurements are Level 2 or 3 of the fair value hierarchy. For all other restricted securities, to the extent that information known to the management of the Company is not a significant input, such measurements are Level 2 of the fair value hierarchy. To the extent that information known to the management of Company is a significant input, such measurements are Level 3 of the fair value hierarchy.

The Company considers all of its investments as trading.

Note 2 – Investments (continued)

The following table summarizes the inputs used to value investments measured at fair value as of June 30, 2015:

	Cost	Fair Value
Level 1		
Restricted securities (equity)		
Envision Solar International, Inc.	$–	$703
Totals	$–	$703

During the year ended June 30, 2015, net investment revenue totals as follows:

Interest and dividends	$ 63
Unrealized depreciation	(521)
Total investment revenue	($458)

Note 3 – Income taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that are included in financial statements and tax returns in different periods. Under this method, the Company determines deferred tax assets and liabilities based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years when the Company estimates the differences will reverse. As of June 30, 2015, there were no significant deferred tax assets or liabilities except for a deferred tax asset as of June 30, 2015, totaling approximately $56,000 and net of a 100% valuation allowance, resulting from available carry forwards of net operating losses and federal low income housing income tax credits. As of June 30, 2015, the Company had carry forwards of unused net operating losses and federal low-income housing income tax credits totaling approximately $87,000 and $39,000, respectively, and which expire variously during income tax years 2018-2023.

During the year ended June 30, 2015, income tax provisions consist entirely of state income taxes.

The management of the Company considers certain tax positions taken by the Company and has determined that there are no tax positions that would create a difference between taxes reported on its tax returns and herein.

Note 3 – Income taxes (continued)

The Company files federal and California income tax returns. As of June 30, 2015, the management of the Company believes that there are no tax positions of the Company where it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the year ending June 30, 2016. As of June 30, 2015, open tax periods subject to future examination by taxing authorities cover periods from July 1, 2011 through June 30, 2015.

Note 4 – Clearing broker

The clearing broker for the Company is Paradox Holdings, Inc., parent of Financial West Investment Group, Inc. doing business as Financial West Group (FWG). Under an agreement with FWG, brokers in the Progressive Asset Management Group generate gross commissions. FWG divides the gross commissions into three parts: FWG retains 4.75% of the gross commissions and remits to the brokers (at various rates negotiated between the brokers and FWG) their share of the gross commissions. FWG remits the remainder to the Company. The Company earned nearly all of its commission revenue under the agreement with FWG.

During the year ended June 30, 2015, commission revenue earned by the Company and derived from the gross commissions generated by one representative totaled approximately 12% of total commission revenue earned by the Company.

Note 5 – Employee benefit plans

The Company offers a defined contribution SIMPLE IRA plan (Plan) for the benefit of its employees. The Plan allows for employee elective contributions. In addition, the Company must match employee elective contributions up to the lesser of each employee's actual elective contributions or 3% of each employee's salary. The Company incurred matching contribution expense during the year ended June 30, 2015, totaling $1,236.

Note 6 – Commitments and contingencies

Under an Expense Sharing Agreement, the Company subleases office space from an entity in which an officer and director of the Company is an officer of the entity. The Company subleases approximately 27% of the available office space. The sublease runs concurrent with the lease, which runs through January 31, 2017. During the years ending June 30, the minimum lease payments due from the Company total as follows:

Note 6 – Commitments and contingencies (continued)

2016	$ 8,959
2017	5,303
Total minimum lease payments due	$14,262

During the year ended June 30, 2015, the Company paid rent to the related entity totaling $8,725.

The Company, in the ordinary course of its business, may be named in matters arising from its activities as a broker-dealer. In the opinion of the management of the Company, based upon discussions with legal counsel, the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

Note 7 – Net capital requirement

Pursuant to and as defined in the net capital provisions of Rule 15c3-1 of the SEC, the Company is required to maintain minimum net capital of $100,000 and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of June 30, 2015, the Company had net capital of $168,093, which is $68,093, in excess of its required net capital. As of June 30, 2015, the ratio of aggregate indebtedness to net capital was 0.68 to 1.

Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934

PROGRESSIVE ASSET MANAGEMENT, INC.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
June 30, 2015

Aggregate indebtedness	
Total liabilities	$ 11,385
Less subordinated liabilities	–
Net aggregate indebtedness	$ 11,385
Net capital	
Stockholders' equity	$197,534
Deductions	
Prepaid expenses	26,813
Security haircuts	2,100
Undue concentration	528
Total deductions	29,441
Net capital	168,093
Net capital requirements and ratio	
Minimum net capital requirements	
The higher of 6⅔% of aggregate indebtedness or $100,000	100,000
Excess net capital	$ 68,093
Excess net capital after deducting the higher of 10% of aggregate indebtedness or $120,000	$ 48,093
Aggregate indebtedness to net capital ratio	0.68 to 1

PROGRESSIVE ASSET MANAGEMENT, INC.
Reconciliation Pursuant to Rule 17a-5(d)(2) of the
Securities and Exchange Commission
June 30, 2015

Reconciliation with Computation of the Company
(Included in Part IIA of Form X-17A-5 as of June 30, 2015)

Net capital, as reported in Part IIA (unaudited) FOCUS Report	$174,579
Post-FOCUS client adjustments	(6,486)
Net capital, as adjusted	$168,093
Aggregate indebtedness, as reported in Part IIA (unaudited) FOCUS Report	$ 4,906
Post-FOCUS client adjustments	6,479
Aggregate indebtedness, as adjusted	$ 11,385

Net capital post-FOCUS client adjustments total as follows:

Unrecorded liabilities	($6,479)
Other	(7)
Net capital audit adjustments	($6,486)

Aggregate indebtedness post-FOCUS client adjustments total as follows:

Unrecorded liabilities	$6,479
Aggregate indebtedness audit adjustments	$6,479

Progressive Asset Management, Inc.
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2015

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission, in that the Company limits its activities to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Progressive Asset Management, Inc.
Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2015

A supplemental report pursuant to Rule 17a-5(d)(2) of the Securities and Exchange Commission and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rules 17a-5(e)(1)(i)(A) and 15c3-3(k), respectively.

Progressive Asset Management
1814 Franklin Street, Suite 503
Oakland, CA 94612

800-471-7244
Phone: 510-587-0800
Fax: 510-380-6662

Progressive Asset Management, Inc.
Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4) of the Securities and Exchange Commission
June 30, 2015

I, Catherine Cartier, make the following assertions on behalf of Progressive Asset Management, Inc., to the best of my knowledge and belief:

1. Progressive Asset Management, Inc. claims exemption from the requirements of Rule 15c3-3 [17 CFR 240.15c3-3] of the Securities and Exchange Commission under paragraph (k)(2)(ii) [17 CFR 240.15c3-3(k)(2)(ii)].

2. Progressive Asset Management, Inc. met the exemption requirements to Rule 15c3-3 [17 CFR 240.15c3-3] of the Securities and Exchange Commission, under paragraph (k)(2)(ii) [17 CFR 240.15c3-3(k)(2)(ii)], throughout the year ended June 30, 2015, without exception.

Catherine Cartier, President and Chair

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH
SHIRLEY CHEN-BLUM

Report on Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

Report of Independent Registered Public Accounting Firm

The Board of Directors of **Progressive Asset Management, Inc.**:

We have reviewed the statements of management assertions, included in the accompanying Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission (Report), in which Progressive Asset Management, Inc. (Company) identified the following provisions of 17 CFR §15c3-3(k) under which it claimed an exemption from 17 CFR §240.15c3-3: (2)(ii) (exemption provisions) and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The management of the Company is responsible for compliance with the exemption provisions and its statements.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the compliance by the Company with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the statements of management. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the statements of management referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wilson Markle Stuckey Hardesty & Bott, LLP

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, CA
September 2, 2015

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM